EXHIBIT 15.1

China Natural Resources Receives Nasdaq Notification Regarding Minimum Bid Requirements

HONG KONG, May 2, 2022 – On April 27, 2022, China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s common shares was below the minimum of $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “CHNR”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 24, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by October 24, 2022, the Company may be eligible for an additional 180-calendar-day grace period.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China (the “PRC”), is currently engaged in the wastewater treatment industry in the PRC, and the acquisition and exploitation of mining rights in Inner Mongolia, including preliminary exploration for nickel, lead, silver and other nonferrous metals, and is actively exploring further business opportunities in the healthcare sector, natural resources sector and other sectors.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

CHNR@GlobalIRPartners.com